

August 29, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re:** **Quartet Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 2, 2013**
> **CIK No. 0001581889**

Dear Mr. Rosenfeld:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover

1.   Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, please refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

Prospectus Summary, page 1

2.   Refer to the fifth bullet point. If investors in your public offering are purchasing both your Class A and your Class B shares while you intend your references to "public shares" throughout your document to mean only your Class A shares, it is unclear why you believe that the phrase "public shares" is sufficiently clear without reference to the class

that you mean each time you refer to public shares. Please revise throughout your document or advise.

3.   Given your first risk factor on page 27, please revise here and throughout your document to eliminate reference to a "pro rata" distribution and "$10.30" redemption in connection with liquidation to clarify how you are treating shareholders differently depending on their vote on the transaction that you propose.

4.   If the 18 to 24-month period for you to complete an acquisition can be extended by shareholder vote, please highlight this issue in the prospectus summary, and explain in an appropriate risk factor.

5.   Please revise your summary to eliminate repetition. For example, much of the information on pages 8 and 9 is repeated elsewhere in the prospectus summary.

6.   Because it appears that you are unable to assure investors in this offering that their investment will be used in a manner or achieve results similar to the prior transactions involving your management, please relocate information regarding those prior transactions to a more appropriate section of your prospectus following your summary and risk factors where you can provide appropriate, balanced context for the transactions and management's experience. In the relocated disclosure, please ensure that any relevant adverse results and experience, such as abandoned offerings, losses, delinquent filings, and issuance of financial statements that were later found to be misstated are disclosed with equal prominence as positive results.

7.   Please highlight in your prospectus summary the purpose of having two classes of common stock. In an appropriate subsequent section of your document, explain how the two classes achieve this purpose.

8.   Where you refer to the $10.30 conversion and liquidation price in the summary, please briefly highlight how that amount could decrease by $0.10 as mentioned on page 77.

Private Placements, page 4

9.   We note your disclosure that the sponsors have agreed not to convert any shares in connection with a stockholder vote to approve a proposed initial business combination. Please tell us what shares held by the sponsors are subject to future conversions. Alternatively, please clarify if you are referring to converting common stock into the right to receive cash.

10.   If there are no voting or conversion restrictions on the insider or private placement shares in connection with a vote to revise your charter as mentioned on page 60, please say so clearly.

The Offering, page 6

11.   Please highlight in your prospectus summary the unit purchase option that you are selling the underwriters. We note your disclosure on pages 19, 42 and F-12.

Securities being purchased by insiders, page 8

12.   Please provide us your analysis of how the private placements involving your sponsors and underwriter will not violate Rules 101, 102 and 104 of Regulation M. Cite in your response all authority on which you rely.

13.   Please provide us your analysis of how the proposed private placement purchases of the "private units" for the stated purpose of "maintain[ing] in the trust account an amount equal to $10.30 per share of Class A common stock sold to the public in this offering" – and in connection with the exercise of the overallotment option that the underwriters themselves control – will not have a manipulative effect. Address in your response how those purchases will be made in accordance with Sections 9(a)(2) and 10(b) of the Exchange Act. Cite all authority on which you rely.

Restrictions, page 9

14.   Please clarify whether the permitted transferees of the privately placed securities are the same as for the insider securities, and whether the transferees will be required to abide by all restrictions applicable to the initial purchaser of the securities.

Stockholder approval of initial business combination, page 12

15.   Please highlight the percentage of the required vote that has already agreed to approve your initial business combination given the agreements mentioned in the last paragraph of this subsection. Also clarify whether the acquisition will require the approval of a majority of outstanding Class A shares.

Conversion rights, page 13

16.   Please disclose here and throughout your prospectus where you mention conversion rights to highlight the 93.1% limitation mentioned on page F-8. In your prospectus summary, please explain briefly (1) the principal business reasons for the limitation and how you derived the 93.1% figure, and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93.1% limitation. Where you reference the conversion rights in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares that could convert into cash in conjunction with your initial business transaction may be significantly lower than 93.1% of your public Class A shares.

17.   Please briefly highlight the purpose and adverse impact on investors of the provision
mentioned in the last paragraph of this subsection.

Liquidation if no business combination, page 14

18.   Please clarify whether the business combination that you complete if you extend the
period to 24 months must be the same business combination that was the subject of the
definitive agreement that you executed before the expiration of the 18-month period.

19.   Refer to your disclosure on page 15 that Mr. Rosenfeld has agreed that he will be liable to
ensure that the proceeds in the trust account are not reduced and your disclosure on page
58 that Mr. Rosenfeld will be personally liable for the debts and obligations:

- Please provide us your analysis of why you believe you have provided sufficient
information regarding Mr. Rosenfeld's assets and resources for investors to evaluate
the significance of the agreements.
- Please clarify whether the agreements require Mr. Rosenfeld to retain any assets to
provide for his indemnification obligations. Also tell us what steps you have taken to
determine whether Mr. Rosenfeld has sufficient assets to cover potential obligations
under his agreements.
- If you are unable to ensure that the indemnification obligations are and will continue
to be backed by sufficient assets, please tell us why you believe it is appropriate to
highlight them in the prospectus summary.
- Clarify whether the agreements provide that Mr. Rosenfeld is personally liable to the
public investors.
- Clarify how these indemnification agreements are reconcilable to your
indemnification obligations mentioned on page 73.
- File any related agreements as exhibits to the registration statement.

20.   Please reconcile your disclosure here that franchise taxes will be paid from the trust with
your disclosure on page 37 that franchise taxes will be paid from funds held outside of
the trust. If franchise taxes will be paid from funds in the trust, provide us your analysis
of the likelihood that those taxes will reduce the trust balance below $10.30 per share.
Also, given your disclosure on page 10 that you have access to interest earned and your
disclosure on page 14 that the trust funds are obligated to pay the income taxes, it appears
that it is likely that the trust will have less than $10.30 per share; if so, please revise your
references to $10.30 throughout this document to make this likelihood clear.

21.   Please clarify the status of the Class B shares if the shareholders and board do not
approve the dissolution and liquidation.

Summary Financial Data, page 17

22.   Please revise your document to include the information required by Item 301 of
        Regulation S-K.

23.   Please revise the disclosures herein as well as at page 43 to indicate how the amounts in
        the "as adjusted" column were determined.

Risk Factors, page 18

24.   We note your disclosure throughout your document regarding the agreements and
        intentions of you and your affiliates; for example, your disclosure on page 5 regarding an
        agreement not to convert and not to participate in liquidation, your disclosure on page 15
        regarding Mr. Rosenfeld's indemnification agreement and obligation to pay for
        liquidation, and your intention on the bottom of page 22 not to consider transactions that
        do not meet the disclosed criteria. If those intentions or agreements can be changed
        without the approval of your public stockholders, please add an appropriate risk factor.
        Likewise, if your obligation to complete an acquisition with a value at least equal to 80%
        of the balance in the trust can be changed by delisting your shares from the Nasdaq,
        please include this issue in your risk factors. Please file all relevant agreements as
        exhibits to the registration statement.

25.   With a view toward appropriate clarification or risk factor disclosure, please tell us why
        liquidation will be subject to approval of your remaining post-redemption stockholders
        and directors as you mention on the bottom of page 14. Can you not include a pre-
        approved liquidation in your current charter? If the purpose or effect of the provision
        permits affiliates to operate the company with the proceeds and interest on public
        investors' funds for up to two years and then continue to operate the company after the
        public investors have had their interests in the company involuntarily extinguished,
        please explain in an appropriate risk factor.

26.   Please add a separate risk factor to explain the conflicts of interest created by the loans
        not being repaid if you do not complete a business combination as mentioned in the last
        sentence on page 10.

27.   Please add a separate risk factor that explains the conflicts of interest that your structure
        creates for investors when they are deciding whether to approve the business
        combination. Address in the risk factor the potential loss of Class B shares and potential
        reduced interest in the trust account upon liquidation, and the resulting incentives for
        investors to vote in favor of a transaction that they believe the registrant should not
        complete.

We may issue shares of our capital stock, page 19

28.   Please show us how you derived the 2,068,250 number in this risk factor given the number of shares to be outstanding as disclosed on page 7.

Unlike other blank check companies, page 21

29.   Please avoid mitigating language in your risk factors, like your reference here to minimizing downside risk. Relocate the statement to a more appropriate section of your document where you can explain clearly how the structure minimizes downside risk.

Certain of our officers . . ., page 24

30.   The risk factor caption refers to present conflicts. The risk factor text refers merely to potential future conflicts. Please clarify.

If we are unable to consummate an initial . . ., page 27

31.   It appears from your disclosure in this risk factor that stockholders who vote against a proposed business combination are guaranteed redemption of $10 per share while stockholders who vote in favor may actually receive less than $10 depending on the trust account's balance at the time of redemption. Please revise or advise. Also revise to clarify the consequences for public stockholders who do not vote or abstain from voting for or against a proposed business combination.

We may require public stockholders . . ., page 27

32.   You disclose here that you might require stockholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors' ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. In this regard, please tell us about any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

If we require public stockholders, page 28

33.   Please clarify what you mean by "specific requirements" in this risk factor.

If we are determined to be an investment company, page 31

34.   We note your reference to "certain" conditions under Rule 2a-7. Please tell us which conditions you believe you need not satisfy. In your response, cite all authority on which you rely.

<u>We may not be required to obtain an opinion from an independent…, page 32</u>

35.   Please clarify in your disclosure how this provision creates a potential conflict when the
        board is evaluating acquisitions involving affiliates' interests.

<u>We are an "emerging growth company" . . ., page 33</u>

36.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications. Similarly, please
        supplementally provide us with any research reports about you that are published or
        distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
        Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is
        participating or will participate in your offering.

37.   Please reconcile your statement regarding not being required to comply with the auditor
        attestation requirements of Section 404 with your statement to the contrary in the first
        risk factor on page 33.

38.   Your use of the term "can" in the penultimate sentence of this risk factor suggests that
        you may adopt some standards but not others. Please reconcile your disclosure to Section
        107(b)(2) of the Jumpstart Our Business Startups Act.

<u>There may be tax consequences to our business combination, page 35</u>

39.   If there may be other material tax consequences to investors, such as in connection with
        their decision whether to seek conversion, on an investor's basis in the shares given the
        existence of the Class B, or upon expiration or conversion of the Class B, please tell us
        why you believe you need not disclose those issues.

<u>Use of Proceeds, page 37</u>

40.   We note your estimated expense of $75,000 in working capital expenditures according to
        your table on this page. Please reconcile this amount with the one used in the last bullet
        point on page 45.

41.   Please show in the table on page 37 the 3.75% obligation mentioned in the last paragraph
        on page 39. Also, given the 93.1% mentioned on page F-8 and the 3.75% obligation
        mentioned on page 39, please provide us your analysis of why you believe Rule 419 is
        not applicable to your transaction. Show us your calculations.

42.   Refer to the penultimate sentence on page 38 that proceeds can be used as consideration for the acquisition. Please reconcile this statement to your obligation to pay the converting Class A shareholders.

Competitive Strengths, page 49

43.   Please clarify what you mean by "inherent limitations" at the top of page 50.

44.   Please reconcile your statement regarding $72,100,000 available for the transaction with the amount that you say in footnote 2 on page 42 is held subject to conversion.

We Have Not Identified a Target Business, page 51

45.   Please reconcile the statement here and at the top of page 52 that you "will have virtually unrestricted flexibility in identifying and selecting" a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first, as disclosed on pages 4 and 71. Please also reconcile the first and third sentences on page 52.

Sources of Target Business, page 51

46.   Please reconcile your statement here that you do not anticipate engaging a professional service firm or other individuals with your disclosure in the last paragraph on page 39 regarding the 3.75% payment to the underwriter, and clarify whether the underwriter has signed a waiver like the one you mention in the last paragraph on page 58. Also, if your underwriter's equity ownership and your payments to the underwriter conditioned on consummation of the business combination create conflicts of interest, please add appropriate risk factors.

Stockholder Approval of Business Combination, page 55

47.   Please revise to disclose, if true, that your officers, directors, sponsors and their affiliates will not make any purchases of common stock if such purchases were to violate Section 9(a)(2) of the Exchange Act or Rule 10b-5. Ensure that your disclosure explains to investors the effect of those laws on the planned purchases mentioned in the last sentence of this section.

Conversion Rights, page 55

48.   The last sentence of the penultimate paragraph on page 56 indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

49.   Please clarify what you mean by the "applicable date" in the first paragraph on page 57.

Liquidation, page 57

50.   Refer to the first and second paragraphs on page 59. Please provide us your analysis of whether applicable law governing the liquidation permits different shareholders of the same class of security to receive different liquidation amounts.

Competition, page 60

51.   Refer to the list of items that may not be viewed favorably by the target business. Please provide us your analysis of why you have not included in the list your obligation to pay a 3.75% fee to the underwriter, your obligations under registration rights agreements, your obligations under working capital loans, and any potential for the target's assets to become subject to unknown liabilities under the securities laws or otherwise depending on developments involving the registrant before the business combination.

Comparison to Offerings of Blank Check Companies . . ., page 62

52.   We note your statement on page 64 that you may release "any amounts that [you] may need to pay [y]our tax obligations" from the trust account. Please reconcile this with your disclosure in the last paragraph of page 38 that the *interest earned* on the funds held in the trust account may be released to you to pay your tax obligations.

Management, page 65

53.   Please tell us why the last paragraph on page 66 does not mention Mr. Sgro's role with COM DEV International, given your disclosure regarding a conflict on page 72.

Principal Stockholders, page 74

54.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each legal entity included in the table.

55.   Please clarify how the table reflects your Class B shares given that (1) Regulation S-K Item 403(b) requires disclosure regarding each class of equity securities and (2) it appears that the Class B could be converted into Class A within 60 days.

56.   Please clarify whether the forfeiture mentioned in the second paragraph on page 75 will be proportionate among all current stockholders. Likewise, please clarify whether the purchases in the private placement mentioned in the first paragraph on page 76 will be proportionate to your current stockholders' holdings.

Description of Securities, page 80

57.   Your disclosure may not be qualified by reference to statutes. Please revise the last sentence of the first paragraph accordingly.

58.   Please disclose when the converting Class A shareholders will receive their cash payment relative to the vote on an amendment to your charter or your business combination.

59.   Please tell us why this section does not address the warrants mentioned on page II-1.

Class B Common Stock, page 81

60.   Please clarify whether shareholders' Class B stock will convert into Class A even if the shareholders elect to convert all of their Class A into cash in connection with a vote on an amendment to your charter or your business combination.

61.   Please disclose the status of the Class B if the business combination is structured in a manner that provides that the registrant will not be the surviving entity.

62.   Please clarify whether the Class B stock is entitled to any of the registrant's assets held outside of the trust upon liquidation.

Underwriting, page 85

63.   Please provide us the basis for your belief that this transaction is properly characterized as involving a firm commitment underwriting given the private placement purchase obligations of the sponsors and underwriters. Address in your response whether, and in what way, the consummation of the registered offering is conditioned or related in any way on fulfillment of the private placement purchase obligations.

Regulatory Restrictions on Purchase of Securities, page 87

64.   Please revise the first bullet point to clarify that the underwriters may make bids or purchases <u>solely</u> for the purpose of preventing or retarding a decline in the price of your units as long as the stabilizing bids do not exceed the offering price (<u>as well as</u> comply with all the other requirements under the rules).

65.   Please disclose what covered short sales are, how underwriters close out covered short sale positions, how underwriters determine the method for closing out covered short positions, what naked short sales are, how underwriters close out naked short sale positions, and when a naked position will be created.

Exhibits

66.   Please note that we may have substantial additional comments after you file all required exhibits.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey Gallant, Esq.
                Graubard Miller